DREAMS, INC.

August 27, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Dreams, Inc.
Form 10-K for the year ended December 31, 2008, filed April 15, 2009

Dear Sir or Madam:

Dreams, Inc. (the “Company”), hereby submits its responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated August 14, 2009. The Company’s responses below correspond numerically to the Comment Letter.

1.	In future filings with the Commission, the Company will expand its disclosures regarding the three financial covenants contained in our new debt agreement. Information will include general information about how they are calculated, along with quantification of the minimum or maximum thresholds allowed.

2.	In order to provide better clarity to the Commission regarding our “web syndication services” and the relevant accounting policies, please see below.

Currently, we own and operate several web sites that offer an array of sports licensed products. For example, www.fansedge.com. On this site, customers, and potential customers are offered a large selection of merchandise that can be purchased on-line. The Company recognizes these e-commerce sales at the time of shipment.

Web syndication is when our firm sells our items on a third party’s web site. For example, we built a customized on-line store at www.majesticathletic.com whereby we offer our same array of sports licensed products, only now, to the frequent visitors of the Majestic Athletic web site. The building of the site is essentially the “service” we provide along with fulfillment of orders received, frequent updates to the store pages, and customer service support; basically everything we do to support our own retail web sites.

Upon consummating a sale on-line on their web site, we ship the item to the customer and book the sale at the time of shipment. On a monthly or quarterly basis, we consequently provide Majestic Athletic with a pre-negotiated commission on all sales conducted through their web site, of our products. There are no fees associated with our services, per se, only the commission based on sales that we provide to our web syndication client. These commissions are booked as Internet marketing expenses for Dreams, Inc. The Company relies on the following accounting literature to account for our web syndication activity: FASB Accounting Standards codification Section 60-10-25-1, Revenue Recognition-Revenue & Gains and Section 605-10-S991, SAB Topic 13.A.1.

3.

In reply to your August 14th inquiry regarding our response to Note 15 (from your July 8, 2009 Comment letter), please review our comments in order to better understand and clarify our reporting groups. From a semantic perspective, the use of the term “division” per the general definition in accounting promulgations would only apply to the wholesale segment and the reader should replace the word “divisions” with “locations” with respect to the retail segment. This more appropriate use of descriptive terms helps to clarify confusion as it explains the fact that our retail segment is made up of many locations for our inventory. And revenues are achieved by moving inventory through our sales channels to reach and expand our customer base. These channels include the internet, stores and or our catalogue. With the clarification of terms, our retail segment structure is then further supported by the third paragraph (i.e., the bullet points) in our original note 15 response. (see bottom of this section)

Our analysis and approach to SFAS 131 paragraph 10:

Our retail business model and primary focus is multi-channel retailing which puts emphasis on the location and movement of inventory and a secondary internal reporting emphasis on location profit and loss. While profit and loss are always of significant importance, our model is to chase the consumer through our various retail channels such as internet, retail and or catalogue. And the financial focus of our CODM is the overall retail revenue and gross margin among the many other responsibilities that the position(s) would hold.

In consideration of SFAS 131 paragraph 10 our locations within the retail segment meet #1 and #3, but not necessarily #2. The CODM reviews revenue and gross margin (or gross profit) reporting for reportable areas within both the wholesale and retail segments which includes many retail locations. However, detailed and discrete information is not regularly reviewed at this level. Furthermore, the critical distinction is that our retail segment is based on customer type as opposed to the other classifications discussed in paragraph 10. The customer type basis along with our business model focus on channels and locations supports our segment grouping decision. At our current size and geographic limitation of only domestic revenues, we believe this reporting group will be maintained for the foreseeable future. As growth or other changing factors to our business model occur, we will certainly consider reviewing the need, cost and benefit to changing our segment reporting approach.

(Original response to number 15, from your July 8, 2009 comment letter)-

Our operating segments are divided among wholesale and retail. The divisions whose customers are reseller’s of our goods have their results reflected in our manufacturing/wholesale segment and the divisions whose customers are the end users of our goods have their results reflected in our retail segment. In fact, we have a President of Manufacturing and a President of Retail who oversee all aspects of their respective segments.

Our Chief Operating Decision Maker (CODM) is comprised of our CEO and Senior V.P. of Dreams, Inc. (the parent company of the various operating entities). Both of these senior officers receive sales and gross profit information from all divisions daily, along with monthly P & L’s from the accounting department.

Our company-owned retail stores, e-commerce sites and web syndication;

•	Offer a similar grouping of products to its customers,

•	Are the businesses whose customers are the end users,

•	Have a centralized purchasing manager who is responsible for all vendor purchases,

•	Principals all report to one President of Dreams Retail,

•	Each use the same proprietary technology that runs the kiosks in the stores and the various web pages for our own e-commerce sites and the syndicated sites,

•	Are cross marketed to propel our multi-channel retailing strategy,

•	Are all sku (stock keeping uits) unified throughout the system.

•	Have been reported in our retail segment since 2004.

Respectfully,

Ross Tannenbaum, Chief Executive Officer

Dreams, Inc.